Filed by sanofi-aventis

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Genzyme Corporation

Exchange Act Commission File No: 0-14680

The following press release, dated April 4, 2011, entitled “Sanofi-aventis Successfully Completes Exchange Offer for Genzyme Corporation” was issued in connection with the transactions contemplated by the Agreement and Plan of Merger, dated as of February 16, 2011, among sanofi-aventis, GC Merger Corp., and Genzyme Corporation (“Genzyme”).

Sanofi-aventis Successfully Completes

Exchange Offer for Genzyme

Corporation

- Company Announces Four-Day Subsequent Offer Period for Remaining Shareholders

- Genzyme Becomes a Subsidiary of Sanofi-Aventis, Expanding the

Company’s Presence in Biotechnology, Including Rare Diseases

Paris, France—April 4, 2011—Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) announced today that it has successfully completed its exchange offer for all outstanding shares of common stock of Genzyme Corporation (NASDAQ: GENZ).

The exchange offer and withdrawal rights expired at 11:59 p.m., New York City time, on April 1, 2011. The depositary for the exchange offer has advised sanofi-aventis that, as of the expiration time, 224,528,469 shares of Genzyme common stock (including 43,285,259 shares subject to guarantees of delivery) were validly tendered and not withdrawn. That represents approximately 84.6% of Genzyme’s outstanding shares of common stock and approximately 77.0% of the shares on a fully-diluted basis, giving sanofi-aventis control of Genzyme. All shares that were validly tendered and not validly withdrawn have been accepted for purchase, and payment for such shares will be made promptly in accordance with the terms of the exchange offer at the offer price of $74.00 in cash, without interest and less any required withholding taxes, and one contingent value right per share. The CVRs have been listed on the NASDAQ stock market under the ticker symbol “GCVRZ” and will begin trading today.

To allow remaining Genzyme shareholders the opportunity to tender their shares, sanofi-aventis has also announced the opening of a subsequent offer period beginning today, April 4, 2011, as contemplated by the merger agreement. The subsequent offer period will expire at 6:00 p.m., New York City time on Thursday, April 7, 2011.

Through the acquisition, Genzyme will become an important new platform in sanofi-aventis’ sustainable growth strategy and expand the company’s presence in biotechnology. Sanofi-aventis is making Genzyme its global center for excellence in rare diseases and the acquisition will reinforce sanofi-aventis’ commitment to the greater Boston area, where it already has a sizeable presence.

“The addition of Genzyme represents an important milestone in sanofi-aventis’ sustainable growth strategy by adding a meaningful new, growth platform and expanding our footprint in biotechnology,” said Christopher A. Viehbacher, Chief Executive Officer of sanofi-aventis. “Combined, our two companies will bring tremendous expertise, commitment and resources to biotechnology, particularly in rare diseases, along with similar cultural traits, including patient-centric missions and strong commitments to the communities we serve. Already, we are making progress on the tremendous opportunities that are possible by bringing these two companies together through the integration process, which is progressing well and remains on track.”

“The process we have started with sanofi-aventis has confirmed the enormous opportunities that exist by combining our two companies,” said Henri A. Termeer, outgoing Chairman of the Board, President and Chief Executive Officer of Genzyme Corporation. “This moment is a catalyst for change within both organizations, and we are developing an exciting vision for a future together that draws on what is best about each company. In the future, Genzyme will remain a vibrant organization, meeting the need for innovative treatments that change the lives of patients with serious diseases.”

During the subsequent offering period, sanofi-aventis will accept for exchange, and promptly exchange, validly tendered shares of Genzyme common stock. Genzyme shareholders who validly tender their shares during the subsequent offering period will receive the same $74.00 in cash, without interest and less any required withholding taxes, and one contingent value right per share that was payable to shareholders who tendered their shares during the initial offering period. Procedures for tendering shares during the subsequent offering period are the same as during the initial offering period with two exceptions: Shares cannot be delivered by the guaranteed delivery procedure and pursuant to Rule 14d-7(a)(2) under the Securities Exchange Act of 1934, as amended, shares validly tendered during the subsequent offering period will be accepted for exchange on a daily, “as tendered” basis and, accordingly, may not be withdrawn.

After the subsequent offering period, sanofi-aventis intends to effect a short-form merger as permitted by Massachusetts law after exercising its top-up option under the merger agreement, if necessary. Genzyme will become a wholly-owned subsidiary of sanofi-aventis upon closing of the merger. As a result of the merger, any shares of Genzyme common stock not tendered in the exchange offer or during the subsequent offering period will be cancelled and (except for shares held by sanofi-aventis, Genzyme and their subsidiaries) converted into the right to receive the same $74.00 per share in cash and one contingent value right, per share, paid in the exchange offer.

Forward Looking Statements

This press release contains forward-looking statements. Forward-looking statements are statements that are not historical facts. These statements include product development, product potential projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMEA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2010. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Important Additional Information

This communication is neither an offer to purchase nor a solicitation of any offer to sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or an exemption therefrom. In connection with the proposed transaction, sanofi-aventis has filed an amended tender offer statement and a registration statement on Form F-4 to register certain securities and certain related documents and Genzyme has filed a Solicitation/Recommendation Statement with respect to the exchange offer with the U.S. Securities and Exchange Commission (the “SEC”). Genzyme shareholders are urged to read the registration statement and exchange offer documents because they contain important information that shareholders should consider before making any decision regarding tendering their shares. These documents have been mailed to all Genzyme shareholders of record. These documents, as they may be amended from time to time, contain important information about the proposed transaction and Genzyme shareholders are urged to read them carefully and in their entirety before any decision is made with respect to the proposed transaction. Documentation relating to the transaction may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained at no charge by directing a request by mail to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, or by calling toll-free at (800) 322-2885. Free copies of the Solicitation/Recommendation Statement will be made available by Genzyme by directing a request to Genzyme at 500 Kendall Street, Cambridge, MA 02142, Attention: Shareholder Relations Department, or by calling 617-252-7500 and asking for the Shareholder Relations Department.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT : SAN) and in New York (NYSE : SNY). For more information, visit: www.sanofi-aventis.us or www.sanofi-aventis.com.

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